Exhibit 12.1

KEANE GROUP, INC.

Computation of Ratio of Earnings to Fixed Charges

(in millions and unaudited)

	Nine Months Ended September 30, 2017	Fiscal 2016	Fiscal 2015	Fiscal 2014
Earnings:
Pre-tax (loss) income from continuing operations (1)	$(78.2)	$(187.1)	$(64.6)	$(45.6)

Plus: fixed charges
Interest expense, net (2)	51.9	38.3	23.4	10.5
Amortized premiums	3.2	8.4	6.7	16.2
Portion of rent expense deemed to be interest (3)	2.8	3.0	2.1	2.4

Total fixed charges	57.9	49.7	32.2	29.1

Earnings:	$(20.3)	$(137.4)	$(32.4)	$(16.5)

Fixed Charges:	$57.9	$49.7	$32.2	$29.1

Ratio of earnings to fixed charges (4)	—	—	—	—

(1)	For the purpose of determining the ratio of earnings to fixed charges, earnings available for fixed charges include pre-tax income from continuing operations plus fixed charges.
(2)	Interest expense, net during the nine months ended September 30, 2017 includes $15.8 million of prepayment penalties and $15.3 million in write-offs of deferred financing cost, incurred by the Company in connection with the refinancing and early debt extinguishment of certain of its indebtedness.
(3)	Fixed charges include the portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals).
(4)	Due to losses in the first nine months ended September 30, 2017, fiscal 2016, fiscal 2015 and fiscal 2014, the ratio coverage was less than 1:1 in each of those periods. The Company would have needed to generate additional earnings of $78.2 million, $187.1 million, $64.6 million and $45.6 million to achieve a coverage ratio of 1:1 during those periods.